Exhibit 1.02

Conflict Minerals Report

This Conflict Minerals Report for the year ended December 31, 2013, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934.  Zep Inc. (the “Company”) exercised due diligence on the source and chain of custody of the Company’s conflict minerals in the equipment manufactured and sold in certain of our product lines.  As part of the Company’s due diligence, the Company trained management and key employees about the breadth of the Securities and Exchange Commission (“SEC”) conflict minerals rule.  A multidisciplinary compliance team within the Company communicates regularly to discuss the Company’s conflict minerals compliance efforts.  Further, the Company began an outreach program to notify direct suppliers of the Company’s obligations under the SEC rules and to enforce the Company’s conflict minerals compliance policy.

The Company’s due diligence program includes the following processes:

•                  A list of all suppliers who provide components that are used in the manufacturing of our products was compiled from our SAP system.

•                  The supplier list was then categorized by our end market teams: Industrial and Institutional and Specialty Retail and Automotive Aftermarket.

•                  Commodity types for which there was no risk of the use of conflict minerals were excluded from the supplier list.

•                  The Company actively surveyed the remaining suppliers to obtain self-declarations identifying the origin of any minerals, where applicable, included in any products purchased by the Company, by sending requests directly to the suppliers identified.

•                  All information received through the survey process was compiled and reviewed, and, additional inquiries were made as necessary.  The Company used all reasonable means to contact and obtain self-declarations from all applicable suppliers.

Our conflict minerals diligence process included the development of a Conflict Minerals Policy, establishment of a cross-functional team to comply with the requirement, due diligence compliance process and measurement, and record-keeping. The Company has begun to encourage direct suppliers to source, when feasible, from smelters or refiners that are certified as conflict-free by an independent third party.

After exercising due diligence, the country of origin of tin, tantalum or tungsten contained within certain of our product lines cannot be readily determined at this time.  The facilities used to process the tin, tantalum or tungsten in these products is unknown.  The Company is unable to determine this information with greater specificity at this time because the Company’s direct suppliers are unable to provide such information to the Company.

During the remainder of 2014, the Company will adhere to and look for ways to strengthen the Company’s conflict minerals compliance program, including the processes outlined above.  In addition, the Company will continue to collaborate with its direct suppliers so that they more closely align with the Company’s conflict minerals policy and are better able to track the sourcing of conflict minerals with greater precision.  To accomplish this objective, the Company will continue outreach and education efforts among the direct supplier base, particularly with respect to direct suppliers that are unable to provide greater transparency as to their own sourcing practices.

The information contained in this report is available free of charge on the Company’s website at www.zepinc.com.  The information contained in, and that can be accessed through, the website is not, and shall not be deemed to be, part of this Conflict Minerals Report or incorporated into any other filings the Company makes with the SEC.